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         [Letterhead of Chemung County Industrial Development Agency]


October 31, 1997

Mr. Thomas C. Wyckoff, CEO
Artistic Direct, Inc.
P.O. Box 1999
Elmira, New York 14902

Dear Tom:

We are pleased to inform you that contingent upon the approval of the Chemung County Industrial Development Agency (CCIDA) Board members, the CCIDA is willing to provide a $100,000 loan to Artistic Direct, Inc. (ADI) to acquire certain assets of Artistic Greetings, Inc., and as a result, retain approximately 400 jobs in Chemung County. The loan shall have an interest rate of 0% and have a five-year term. Loan payments totaling $20,000 annually shall be due by December 15th of each year starting December 15, 1998.

The loan is contingent upon ADI securing a loan from a bank and/or other sources sufficient to carry out the project as described in your application. A condition of the loan shall be that ADI maintain a minimum of 400 full-time equivalent jobs in Chemung County for the term of the loan.

Please advise us when you are ready to proceed with a closing and we will call a meeting of the CCIDA Board to formally ratify the loan.

Please call me should you have any questions or require any additional assistance.

                                Sincerely,


/s/ G. Thomas Tranter, Jr.                           /s/ George E. Miner
---------------------------                         ------------------------
G. Thomas Tranter, Jr.                               George E. Miner
Chemung County Executive                             Director

GEM/mkr